Exhibit 99.1

Codere Online

Luxembourg, S.A. and

subsidiaries

Unaudited Interim Condensed Consolidated

Financial Statements as of and for the six months ended

June 30, 2025

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2025

(Thousands of Euros)

	Notes	06/30/2025	12/31/2024
ASSETS
A) NON-CURRENT ASSETS		11,304	11,617
Intangible assets		-	-
Property, plant and equipment		416	453
Right-of-use assets	4	2,010	1,957
Deferred tax asset	11	8,879	9,207
B) CURRENT ASSETS		58,336	62,923
Trade receivables and other current assets	6	5,349	9,122
Current financial assets	5	7,861	13,494
Cash and cash equivalents	5	45,125	40,307
TOTAL ASSETS (A+B)		69,640	74,540

	Notes	06/30/2025	12/31/2024
EQUITY AND LIABILITIES
A) EQUITY	7	20,557	24,220
Equity attributable to equity holders of the Parent		20,407	24,071
Equity attributable to non-controlling interest		150	149
B) NON-CURRENT LIABILITIES		7,500	5,358
Non-current lease liabilities	4	1,896	1,638
Non-current financial liabilities	8	5,604	3,720
C) CURRENT LIABILITIES		41,583	44,962
Current lease liabilities	4	191	364
Borrowings	8	1,609	3,365
Trade payables and other current liabilities	9	39,783	41,233
TOTAL EQUITY AND LIABILITIES (A+B+C)		69,640	74,540

The accompanying notes 1 to 15 are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME/(LOSS) STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Thousands of Euros)

	Notes	06/30/2025	06/30/2024
Revenue	11	105,330	102,108
Personnel expenses		(8,691)	(9,436)
Depreciation and amortization		(315)	(98)
Other operating expenses		(93,317)	(90,945)
Operating expenses	11	(102,323)	(100,479)
OPERATING INCOME/(LOSS)		3,007	1,629
Finance Income / (costs)		(4,883)	(958)
Net financial results	11	(4,883)	(958)
NET INCOME/(LOSS) BEFORE TAX		(1,876)	671
Income tax benefit/(expense)	10	(1,270)	(922)
NET INCOME/(LOSS) FOR THE PERIOD		(3,146)	(251)
Attributable to equity holders of the Parent		(3,147)	(252)
Attributable to non-controlling interests		1	1
Basic earnings per share attributable to equity holders of the Parent (Euro)	11	(0.069)	(0.006)
Diluted earnings per share attributable to equity holders of the Parent (Euro)	11	(0.068)	(0.005)

The accompanying notes 1 to 15 are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Thousands of Euros)

	06/30/2025	06/30/2024
Net income/(loss) for the period	(3,146)	(251)
Currency translation differences	605	(3,654)
Income tax impact	-	-
Items that will not be reclassified subsequently to the income statement	605	(3,654)
Total other comprehensive income/(loss) recognized for the period	605	(3,654)
Total comprehensive income/(loss) recognized for the period	(2,541)	(3,905)
Attributable to:
Equity holders of the Parent	(2,542)	(3,906)
Non-controlling interests	1	1

The accompanying notes 1 to 15 are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Thousands of Euros)

	Issued capital	Other reserves	Share premium	Net income / (loss) for the period	Retained earnings / (losses)	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at December 31, 2023	45,298	25,896	106,920	(3,457)	(148,109)	(5,057)	21,491	148	21,639
Net income/(loss) for the period	-	-	-	(252)	-	-	(252)	1	(251)
Other comprehensive income/(loss) for the period	-	-	-	-	-	(3,654)	(3,654)	-	(3,654)
Total comprehensive income/ (loss) for the period	45,298	25,896	106,920	(3,709)	(148,109)	(8,710)	17,585	149	17,734
Appropriation of result	-	-	-	252	(252)	-	-	-	-
Capital increase (Note 7)	193	-		-	(193)		-		-
Employee share-based compensation	-	1,196	-	-	-	-	1,196	-	1,196
Balance at June 30, 2024	45,491	27,092	106,920	(3,457)	(148,554)	(8,710)	18,781	149	18,930

	Issued capital	Other reserves	Share premium	Net income / (loss) for the period	Retained earnings / (losses)	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at December 31, 2024	45,491	26,479	106,920	3,908	(150,836)	(7,891)	24,071	149	24,220
Net income/(loss) for the period	-	-	-	(3,147)	-	-	(3,147)	1	(3,146)
Other comprehensive income/(loss) for the period	-	-	-	-	-	605	605	-	605
Total comprehensive income/ (loss) for the period	-	-	-	(3,147)	-	605	(2,542)	1	(2,541)
Appropriation of result	-	-	-	(3,908)	3,908	-	-	-	-
Capital increase (Note 7)	150	(150)	-	-	-	-	-	-	-
Treasury shares	-	-	-	-	(642)	-	(642)	-	(642)
Employee share-based compensation	-	(480)	-	-	-	-	(480)	-	(480)
Balance at June 30, 2025	45,641	25,849	106,920	(3,147)	(147,570)	(7,286)	20,407	150	20,557

The accompanying notes 1 to 15 are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Thousands of Euros)

	Notes	06/30/2025	06/30/2024
Net income/(loss) before tax		(1,876)	671
Adjustments to profit/loss:		4,718	2,250
Depreciation and amortization	11	315	98
Change in provisions		(480)	1,195
Change in expected credit loss		-	-
Exchange rate impact	11	3,263	2,300
Effect of hyperinflation on results	11	(189)	(5,916)
Changes in fair value	11	1,884	5,754
Short term investment gain	11	(27)	(895)
Interest (income)/expenses	11	(144)	(296)
Interest expense on lease liabilities	4	96	-
Others	11	-	10
Changes in working capital:		7,911	(3,599)
Trade receivables and other current assets	6	9,469	2,036
Trade payables and other current liabilities	9	(1,558)	(5,635)
Income tax paid		(1,082)	441
Net cash provided by (used in) operating activities		9,671	(237)
Payment for purchases of property, plant and equipment		(24)	(202)
Net cash used in investing activities		(24)	(202)
Drawdown of other borrowings	8	(1,756)	(425)
Capitalized lease payments (IFRS 16)	4	(317)	10
Repurchase of treasury shares		(642)	-
Net cash provided by (used in) financing activities		(2,715)	(222)
Net increase/(decrease) in cash and cash equivalents		6,932	(661)
Cash and cash equivalents at the beginning of the period		40,307	41,278
Effect of changes in exchange rates on cash and cash equivalents		(2,114)	(184)
Cash and cash equivalents at the end of the period		45,125	40,433

The accompanying notes 1 to 15 are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

1.	BACKGROUND

On June 4, 2021, Codere Online Luxembourg, S.A. (the “Company” or “Parent” and, together with its subsidiaries, “Codere Online”), was incorporated and registered in Luxembourg as a public limited company (société anonyme) under the laws of Luxembourg with its registered office at 7, rue Robert Stumper, L-2557 Luxembourg, Grand Duchy of Luxembourg and has been registered with the Luxembourg trade and companies register (Registre de commerce et des sociétés, Luxembourg) under the number B255798.

Codere Online is comprised of the former online gambling operations of its majority shareholder Codere Group Topco, S.A. and its subsidiaries (“Codere Group”) in Spain, Mexico, Colombia, Panama, and Argentina focused on online gambling and other online services. Codere Group controls Codere Online through its operating Spanish Holdco, Codere Newco, S.A.U. (“CNEW”), which holds 65.9% of the ordinary shares of the Company.

Codere Group is a leading international gaming operator that operates slot machines, bingo seats and sports betting terminals in Latin America (Argentina, Colombia, Mexico, Panama and Uruguay), Spain and Italy, across various gaming venues, including gaming halls, arcades, bars, sports betting shops and horse racetracks.

Codere Online´s perimeter consists of 9 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Israel and Argentina) and 2 holding companies (Spain and Luxembourg).

Entity	Entity Type	Ownership	Location
Codere Online Luxembourg S.A.	Holding Company	100%	Luxembourg
Codere Online U.S. Corp.	Supporting Entity	100%	United States
Servicios de Juego Online S.A.U. (SEJO)	Holding Company	100%	Spain
Codere Online S.A.U.	Operating Entity	100%	Spain
Codere Online Colombia SAS	Operating Entity	100%	Colombia
Operating Management Services Panama S.A.	Operating Entity	100%	Panama
LIFO AenP	Operating Entity	99.99%	Mexico
Codere Online Mexico S.A. de C.V.	Supporting Entity	100%	Mexico
Codere Online Argentina, S.A.	Operating Entity	95%	Argentina
Codere Online Argentina, S.A. Unión Transitoria	Operating Entity	92.2%*	Argentina
Codere Israel Marketing Support Services LTD.	Supporting Entity	100%	Israel

*	1% directly through SEJO and 96% indirectly through Codere Online S.A.U´s 95% ownership of Codere Online Argentina, S.A.

Codere (Gibraltar) Marketing Services LTD. and Codere Online Operator LTD., both previously included within the reporting perimeter, were liquidated on January 17, 2024 and August 28, 2024, respectively, and have therefore been excluded.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

2.	BASIS OF PRESENTATION OF THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

a)	Basis of presentation and comparison of information

The accompanying Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2025 (the “Unaudited Interim Condensed Consolidated Financial Statements”), have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and pursuant to the interpretations issued by Interpretation Committee of the IASB (“IFRIC”).

According to IAS 34, interim financial reporting is intended to bring the contents of the last Consolidated Financial Statements up to date, emphasizing any new activities, events or circumstances that occurred during the six months ended June 30, 2025 but without duplicating the information previously published in the Consolidated Financial Statements. Therefore, in order to properly understand the information included in the accompanying Unaudited Interim Condensed Consolidated Financial Statements, they must be read together with the Company’s Consolidated Financial Statements as of December 31, 2024.

The Unaudited Interim Condensed Consolidated Financial Statements of Codere Online were approved on December 18, 2025.

a.1.)	Going concern

The Unaudited Interim Condensed Consolidated Financial Statements present positive equity of €20.6 million euros as of June 30, 2025 and €24.2 million as of December 31, 2024. Additionally, as of June 30, 2025 Codere Online had positive working capital (current assets less current liabilities) amounting to €16.7 million and positive working capital amounting to €18.0 million as of December 31, 2024.

Codere Online has incurred recurring losses including net losses of €3.1 million for the six-month period ended June 30, 2025 and €0.3 million for the six-month period ended June 30, 2024. As of June 30, 2025, Codere Online had an equity position of €20.6 million and €45.1 million of cash and cash equivalents, €4.5 million of which was reserved (as of June 30, 2024, Codere Online had €40.4 million of cash and cash equivalents, of which €5.8 million was reserved).

Codere Online’s management has prepared the Unaudited Interim Condensed Consolidated Financial Statements under the going concern principle, considering the Company’s current liquidity position, actual operating performance and cash flow generation. Furthermore, its reasonable expectations regarding operating performance over the coming three years, leads management to believe that the Company has adequate resources to continue in operational existence for the next twelve months.

a.2.)	Changes in perimeter

The perimeter of Codere Online consists of 9 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Israel and Argentina) and 2 holding companies (Spain and Luxembourg) as described in Note 1.

Codere (Gibraltar) Marketing Services Ltd. and Codere Online Operator Ltd., which were previously included in the consolidation perimeter, were liquidated on January 17, 2024 and August 28, 2024, respectively, and have therefore been excluded from the consolidation perimeter.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

a.3.)	Accounting estimates and judgments

The preparation of these Unaudited Interim Condensed Consolidated Financial Statements requires that management make some judgments, estimates and assumptions that affect the application of accounting policies and the balances of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and other factors that are understood as reasonable under the circumstances.

b)	Accounting policies

The accounting policies used in the preparation of these Unaudited Interim Condensed Consolidated Financial Statements are the same as those applied in the Consolidated Financial Statements as of and for the year ended December 31, 2024.

New IFRS, IFRIC and amendments to IFRS not effective as of June 30, 2025

As of the approval date of the Unaudited Interim Condensed Consolidated Financial Statements, the following standards, amendments and interpretations had been published by the IASB, but their application was not mandatory for the six month period ended June 30, 2025:

Standards, amendments and interpretations	Description		Mandatory application for financial years starting on or after:
Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7	On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:		January 1, 2026

	●	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

	●	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

	●	add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

	●	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

Standards, amendments and interpretations	Description	Mandatory application for financial years starting on or after:
IFRS 18 Presentation and Disclosure in Financial Statements	IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.	January 1, 2027

IFRS 19 Subsidiaries without Public Accountability: Disclosures	Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements.	January 1, 2027

Codere Online estimates that no standards, amendments and interpretations in the preceding table will have a significant impact on the Unaudited Interim Condensed Consolidated Financial Statements in the initial period of application. However, Codere Online is currently assessing the detailed implications of applying IFRS 18 on Codere Online’s Unaudited Interim Condensed Consolidated Financial Statements.

3.	SEGMENT INFORMATION

Under IFRS 8 (Segment Information), operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”) which, in the case of Codere Online, is the Chief Executive Officer (“CEO”). The CODM is responsible for allocating resources and assessing performance of the business. For management purposes, Codere Online’s operating segments are formed by Codere Online’s business in Spain, Mexico, Colombia, Panama and Argentina.

The CEO primarily measures the performance of Codere Online’s business by its revenue and EBITDA, which is calculated as net income/(loss), after adding back income tax benefit/(expense), net financial results, depreciation and amortization.

Codere Online will report financial information, both internally and externally, based on the organizational structure approved by its CEO. Thus, the reportable segments for these Unaudited Interim Condensed Consolidated Financial Statements consist of Codere Online’s operations in Spain and Mexico. Colombia, Panama and Argentina are grouped under “Other Operations”. Codere Israel Marketing Support Services LTD and Codere Online, Codere (Gibraltar) Marketing Services LTD, SEJO and Surviving Corporation have been grouped and reported under “Supporting”.

The entities that have been aggregated under “Other operations” and “Supporting” have been grouped in accordance with guidance allowed under IFRS 8, Operating Segments. Based on both IFRS 8:BC30 and the diagram included in the implementation guidance accompanying IFRS 8, if two or more components of a business meet the aggregation criteria, they may be combined for external reporting purposes into a single operating segment, notwithstanding that they may individually exceed the quantitative thresholds. Additionally, the entities aggregated in the “Other operations” and “Supporting” segments all meet the following conditions: (i) aggregation is consistent with the core principle of IFRS 8, (ii) the segments have similar economic characteristics, (iii) the segments are similar in the nature of the products and services offered, (iv) the segments are similar in the nature of their production processes, (v) the segments are similar in the type or class of customer for their products and services, (vi) the segments have similar methods used to distribute their products and provide their services and (vii) the segments have a similar nature of their regulatory environment. The segments referred to above include the information related to the online business provided in each country. Inter-segment transactions are carried out on an arm’s length basis and are included in the “Eliminations” column. Information relating to other Codere Online companies not specifically included in these segments is reported under “Other Operations”.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

The following tables break down certain information presented in the Unaudited Interim Condensed Consolidated statements of operations for the six months ended June 30, 2025 and 2024:

06/30/2025	Spain	Mexico	Other Operations	Supporting	Eliminations	Total Group
Revenue	44,017	53,837	7,476	27,734	(27,734)	105,330
Personnel expenses	(1,216)	(984)	(507)	(5,984)	-	(8,691)
Depreciation and amortization	(69)	(10)	(2)	(233)	-	(315)
Other operating expenses	(35,373)	(53,725)	(7,498)	(24,457)	27,735	(93,317)
Operating expenses	(36,658)	(54,719)	(8,007)	(30,674)	27,735	(102,323)
OPERATING INCOME/(LOSS)	7,359	(881)	(531)	(2,940)	1	3,007
Finance income	744	264	255	1,244	(2,195)	311
Finance costs	(16)	(1,166)	(3,598)	(2,552)	2,138	(5,194)
Net financial results	728	(902)	(3,344)	(1,309)	(57)	(4,883)
NET INCOME/(LOSS) BEFORE TAX	8,086	(1,783)	(3,874)	(4,249)	(56)	(1,876)
Income tax benefit/(expense)	(691)	-	7	(586)	-	(1,270)
NET INCOME/(LOSS) FOR THE PERIOD	7,395	(1,783)	(3,867)	(4,835)	(56)	(3,146)
Attributable to equity holders of the Parent	7,395	(1,784)	(3,867)	(4,835)	(56)	(3,147)
Attributable to non-controlling interests	-	1	-	-	-	1

06/30/2024	Spain	Mexico	Other Operations	Supporting	Eliminations	Total Group
Revenue	44,130	49,187	8,790	25,578	(25,577)	102,108
Personnel expenses	(1,222)	(778)	(666)	(6,770)	-	(9,436)
Depreciation and amortization	(49)	(18)	(4)	(27)	-	(98)
Other operating expenses	(33,962)	(49,083)	(10,781)	(22,697)	25,578	(90,945)
Operating expenses	(35,233)	(49,879)	(11,451)	(29,494)	25,578	(100,479)
OPERATING INCOME/(LOSS)	8,897	(692)	(2,660)	(3,916)	-	1,629
Finance income	1,028	322	1,395	(3,138)	(5,011)	(5,404)
Finance costs	(49)	(1,325)	3,175	(2,368)	5,013	4,446
Net financial results	979	(1,003)	4,571	(5,507)	2	(958)
NET INCOME/(LOSS) BEFORE TAX	9,876	(1,694)	1,910	(9,423)	2	671
Income tax benefit/(expense)	5	-	5	(932)	-	(922)
NET INCOME/(LOSS) FOR THE PERIOD	9,881	(1,694)	1,915	(10,355)	2	(251)
Attributable to equity holders of the Parent	9,881	(1,695)	1,915	(10,355)	2	(252)
Attributable to non-controlling interests	-	1	-	-	-	1

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

The following tables break down certain information presented in the Unaudited Interim Condensed Consolidated Statement of financial position as of June 30, 2025 and in the consolidated statement of financial position as of December 31, 2024.

06/30/2025	Spain	Mexico	Other Operations	Supporting	Eliminations	Total Group
NON-CURRENT ASSETS	636	10	65	219,778	(209,184)	11,304
CURRENT ASSETS	74,293	15,269	11,576	96,199	(139,002)	58,336
Trade receivables and other current assets	12,978	1,956	1,774	39,914	(51,273)	5,349
Current financial assets	49,184	2,532	2,323	41,521	(87,699)	7,861
Cash and cash equivalents	12,132	10,781	7,479	14,764	(30)	45,125
TOTAL ASSETS	74,929	15,279	11,641	315,977	(348,186)	69,640
EQUITY	55,818	(22,230)	(12,051)	208,530	(209,510)	20,557
NON-CURRENT LIABILITIES	242	0	(2)	7,257	3	7,500
CURRENT LIABILITIES	18,869	37,509	23,694	100,189	(138,678)	41,583
Current lease liabilities	61	-	-	130	0	191
Borrowings	2,855	2,665	12,200	75,136	(91,247)	1,609
Trade payables and other current liabilities	15,952	34,844	11,494	24,923	(47,431)	39,783
TOTAL EQUITY AND LIABILITIES	74,929	15,279	11,641	315,977	(348,186)	69,640

12/31/2024	Spain	Mexico	Other Operations	Supporting	Eliminations	Total Group
NON-CURRENT ASSETS	709	31	80	220,495	(209,698)	11,617
CURRENT ASSETS	72,540	15,408	10,176	104,118	(139,319)	62,923
Trade receivables and other current assets	13,403	3,672	1,457	39,739	(49,149)	9,122
Current financial assets	46,819	2,915	2,691	51,209	(90,140)	13,494
Cash and cash equivalents	12,318	8,821	6,028	13,170	(30)	40,307
TOTAL ASSETS	73,249	15,439	10,256	324,613	(349,017)	74,540
EQUITY	48,448	(21,134)	(11,467)	218,341	(209,968)	24,220
NON-CURRENT LIABILITIES	-	-	(3)	5,359	2	5,358
CURRENT LIABILITIES	24,801	36,573	21,726	100,913	(139,051)	44,962
Current lease liabilities	350	-	-	14	-	364
Borrowings	5,921	3,329	13,231	72,925	(92,041)	3,365
Trade payables and other current liabilities	18,530	33,244	8,495	27,974	(47,010)	41,233
TOTAL EQUITY AND LIABILITIES	73,249	15,439	10,256	324,613	(349,017)	74,540

Codere Online does not have any customers that individually account for 10% or more of its interest and income for the six months ended June 30, 2025 and 2024.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

4.	LEASES

The Group applies IFRS 16 to recognize, measure, present, and disclose leases. Under IFRS 16, Codere Online recognizes right-of-use assets and lease liabilities for all lease contracts, except for short-term leases (defined as leases with a term of 12 months or less) and low-value leases.

Codere Online holds leases primarily for office premises and vehicles. During 2025, the Company entered into a new office premises lease commencing on January 1, 2025, with a 58-month term and a monthly rent of €6,427.

Right-of-use assets

The reconciliation of the carrying amounts of the items comprising “right-of-use assets” at the beginning and end of the reporting period:

Cost	Balance at 12/31/2024	Additions		Derecognitions	Balance at 06/30/2025
Right-of-use assets	2,200	288		-	2,488
Total	2,200	288		-	2,488
Accumulated depreciation (Note 11)

Right-of-use assets	(242)	(236	)*	-	(478)
Total	(242)	(236)		-	(478)
Carrying amount	1,958	52		-	2,010

*	The difference between the depreciation expense disclosed in Note 4 and Note 11 arises from using different FX rates: period-end rates or balance sheet and average rates for income statement.

Cost	Balance at 12/31/2023	Additions	Derecognitions	Balance at 12/31/2024
Right-of-use assets	-	2,200	-	2,200
Total	-	2,200	-	2,200
Accumulated depreciation (Note 11)

Right-of-use assets	-	(242)	-	(242)
Total	-	(242)	-	(242)
Carrying amount	-	1,958	-	1,958

Lease Liabilities

The lease liabilities as of June 30, 2025, amounted to €2,087 thousand. The maturity analysis is as follows:

Lease Liabilities as of June 30, 2025	2,087
Non-Current	1,896
Current	191

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

5.	FINANCIAL ASSETS

The breakdown of the carrying amount of the items presented under this heading as of June 30, 2025 and December 31, 2024 is as follows:

06/30/2025	Financial assets at amortized cost	Carrying amount	Fair value
Current assets:	58,336	58,336	58,336
Trade receivables and other current assets (Note 6)	5,349	5,349	5,349
Current financial assets	7,861	7,861	7,861
Cash and cash equivalents	45,125	45,125	45,125

12/31/2024	Financial assets at amortized cost	Carrying amount	Fair value
Current assets:	62,923	62,923	62,923
Trade receivables and other current assets (Note 6)	9,122	9,122	9,122
Current financial assets	13,494	13,494	13,494
Cash and cash equivalents	40,307	40,307	40,307

Cash and cash equivalents includes cash from clients in certain jurisdictions (Spain, Colombia and the City of Buenos Aires) where regulation requires the Company to maintain a cash reserve equal to the amount that the customer has in his or her online wallet. As of June 30, 2025 and December 31, 2024, reserved cash amounted to €4,489 and €4,899 thousand euros, respectively.

Trade receivables and other current assets mainly comprise VAT recoverable from the tax authorities amounting to €3,196 and €5,150 thousand euros as of June 30, 2025 and December 31, 2024, respectively. The balance also includes deposits made by customers through retail sport betting terminals, owned by other entities of Codere Group, to their online wallets and amounted to €1,760 and €1,149 thousand euros as of June 30, 2025 and December 31, 2024, respectively.

Current financial assets mainly correspond to “in transit” deposits made by customers through payment service providers to their online wallets and amounted to €6,681 and €11,658 thousand euros as of June 30, 2025 and December 31, 2024, respectively. These deposits are normally settled and appear in the customers’ online wallet between one to fifteen days after the transaction, depending on each payment service provider.

The expected credit losses recognized on current financial assets as of June 30, 2025 and December 31, 2024 amounted to €138 thousand euros.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

6.	TRADE RECEIVABLES AND OTHER CURRENT ASSETS

The breakdown of the items presented under this heading at June 30, 2025 and December 31, 2024 is as follows:

	06/30/2025	12/31/2024
Trade receivables:
Other receivables from the Codere Group companies (Note 12)	1,760	1,149
Impairment of trade receivables	(99)	(99)
Other current assets:
Current tax asset (VAT)	3,196	5,150
Prepayments	165	2,197
Other receivables	327	725
Total	5,349	9,122

Other receivables from the Codere Group companies mainly include balances to be paid by Codere Colombia, S.A amounting to €1,089 thousand as of June 30, 2025 and €654 thousand as of December 31, 2024.

The carrying amounts of Codere Online’s trade receivables and other current assets are denominated in the following currencies:

Currency	06/30/2025	12/31/2024
EUR	1,391	3,524
ILS	228	470
ARS	158	590
USD	428	183
MXN	1,956	3,672
COP	1,188	683
Total	5,349	9,122

The maximum exposure to credit risk at the reporting date is the carrying value of each class of trade receivable mentioned above. Codere Online does not hold any collateral as security.

The change in the allowance for impairment of trade receivable as of June 30, 2025 and December 31, 2024 is as follows:

Expected credit loss as of 12/31/2023	99
Additions	-
Reversal	-
Expected credit loss as of 12/31/2024	99

Expected credit loss as of 12/31/2024	99
Additions	-
Reversal	-
Expected credit loss as of 06/30/2025	99

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

7.	EQUITY

On January 4, 2024, the Company’s board of directors (the “Board”) approved the creation and issuance of 193,275 new shares with a nominal value of one euro each (€1.00), all fully paid up by the capitalization of part of the available reserve of the Company.

On December 24, 2024, the Board approved the creation and issuance of 149,639 new shares with a nominal value of one euro each (€1.00), all fully paid up by the capitalization of part of the available reserve of the Company. The issuance of the shares was not completed until March 13, 2025. Both issuances were made in accordance with the terms of the invitation letters signed by the subscribers of the management incentive plan.

The change in Equity, mainly in “Other reserves” as of June 30, 2025, amounted to negative €480 thousand (€1,196 thousand as of June 30, 2024), mainly due to expenses and fair value adjustments related to the management incentive plan described in Note 14.

8.	BORROWINGS AND NON-CURRENT FINANCIAL LIABILITIES

As of June 30, 2025, and December 31, 2024 the breakdown of financial liabilities by category is as follows:

Current borrowings at amortized cost

	Amortized Cost
06/30/2025	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	1,609	1,609	1,609
Other borrowings	1,609	1,609	1,609
Of which:
with related parties (Note 12)	1,609	1,609	1,609

	Amortized Cost
12/31/2024	Debt Instruments	Carrying Amount	Fair Value
Current financial liabilities	3,365	3,365	3,365
Other borrowings	3,365	3,365	3,365
Of which:
with related parties (Note 12)	3,365	3,365	3,365

There were no non-current borrowings accounted for at amortized cost as June 30, 2025 and December 31, 2024, respectively.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

Financial liabilities associated with financing activities

The following tables present details regarding the changes in financial liabilities as of June 30, 2025 and December 31, 2024 that arise from current financial activities:

06/30/2025

	Balance at 12/31/2024	Cash addition	Related parties debt restructuring	Related party non-cash payable	Related party cash settlement	Exchange rate impact	Changes in fair value	Balance at 06/30/2025
Other Borrowings	3,365	-	-	-	(1,756)	-	-	1,609
Total	3,365	-	-	-	(1,756)	-	-	1,609

12/31/2024

	Balance at 12/31/2023	Cash addition	Related parties debt restructuring	Related party non-cash payable	Related party cash settlement	Exchange rate impact	Changes in fair value	Balance at 12/31/2024
Other Borrowings	5,105	-	-	-	(1,740)	-	-	3,365
Total	5,105	-	-	-	(1,740)	-	-	3,365

Other borrowings correspond to short-term loans, mainly composed of debt with entities from the Codere Group, including transactions made by customers through retail sport betting terminals, and amounted to €1,609 and €3,365 thousand as of June 30, 2025 and December 31, 2024, respectively.

Non-current financial liabilities

As of June 30, 2025 and December 31, 2024, non-current financial liabilities included warrants accounted for as liabilities. The fair value of the warrants was derived from quoted prices (Level 1).

The warrants represent rights to purchase Ordinary Shares of Codere Online under pre-established terms. As of June 30, 2025, the total number of warrants outstanding were 6,435,000.

These rights were converted into Codere Online warrants following the merger with DD3, maintaining the conditions outlined in the Warrant Amendment Agreement entered into in connection with the Merger.

As of June 30, 2025 and December 31, 2024, the prices per warrant were $1.02 and $0.60, respectively; therefore, as of June 30, 2025 and December 31, 2024, the fair value of the warrant liabilities amounted to €5.6 million and €3.7 million, respectively. As of June 30, 2025, the change in fair value of the warrants is reported in the Unaudited Interim Condensed Consolidated Statements of Operations as finance cost amounting to €1,884 thousand and in the Consolidated Statements of Operations as a finance cost amounting to €3,310 thousand for the year ended December 31, 2024.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

9.	TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The composition of trade payables and other current liabilities as of June 30, 2025 and December 31, 2024 is as follows:

	06/30/2025	12/31/2024
Trade payables	24,494	24,552
Customer online wallets	8,059	8,697
Other current liabilities	6,065	7,211
Accruals	1,165	773
Total	39,783	41,233
Of which:
with related parties (Note 12)	3,931	3,958

The customer online wallets are the net difference between funds deposited by customers, plus winning wagers, less losing wagers and less customers withdrawals.

Accrued salaries include Codere Online’s commitments to its staff under the labor legislation prevailing in each market as well as the labor contingencies recognized in each reporting period.

The details of other current liabilities as of June 30, 2025 and December 31, 2024 is as follows:

	06/30/2025	12/31/2024
Accrued salaries	779	1,744
Current tax liabilities	5,044	5,459
Others	242	8
Total	6,065	7,211

10.	INCOME TAX MATTERS

Each of the entities included in Codere Online file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations.

The consolidated income tax has been calculated as an aggregation of income tax expenses of each individual company. In order to calculate the taxable income of the consolidated entities individually, the accounting profit is adjusted for permanent differences. At each consolidated statement of operations date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered.

Reconciliation of book net income/(loss) before taxes to taxable income

The reconciliation between book net income/(loss) before tax and the income tax benefit/(expense) from continuing operations as of June 30, 2025 is as follows:

	06/30/2025	06/30/2024
Current income tax expense	(988)	(1,212)
Deferred income tax expense relating to origination and reversal of temporary differences	(281)	290
Income tax expense recognised in the income/(loss) statement	(1,270)	(922)

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

Deferred taxes

	06/30/2025	12/31/2024
Deferred tax asset	8,879	9,207
Deferred tax liability	-	-

The deferred tax assets as of June 30, 2025 and December 31, 2024, primarily relate to tax loss carryforwards.

As shown in the table below, Codere Online has generated net losses which can be offset against future profits; however, as of December 31, 2024, and June 30, 2025, Codere Online did not record these in the statement of financial position considering it is not expected that these will be utilized within the foreseeable future. There is no limit on time in either country to utilize these losses against future profits (amounts expressed in thousand of euros).

Entity	Total as of 06/30/2025	Total as of 12/31/2024
SEJO	22,871	22,865
Codere Online S.A.U. (Spain)	-	-
LIFO AenP (Mexico)	34,072	34,072
Codere Online Colombia	5,149	6,368
Codere Online U.S. Corp.	6,752	6,752
Codere Online Luxembourg	242,564	242,564

11.	REVENUE AND EXPENSES

Revenues

The breakdown of Codere Online’s revenues for the six months ended June 30, 2025 and 2024 is as follows:

	06/30/2025	06/30/2024
Online sports betting	41,908	44,359
Online casino wagering	63,422	57,709
Others	-	40
Total	105,330	102,108

No customer contributed more than 10% of revenue for the six months ended June 30, 2025, and 2024.

Additionally, the distribution of revenue by geographical market during the reporting period is as follows:

	06/30/2025	06/30/2024
Spain	44,017	44,130
Mexico	53,837	49,187
Others	7,476	8,790
Total	105,330	102,108

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

Personnel expenses

Personnel expenses as of June 30, 2025 and 2024 includes expenses for wages, salaries, long term incentive plans, benefits (and other similar concepts) and social security and other social contributions expenses payable by Codere Online.

	06/30/2025	06/30/2024
Wages, salaries and similar	6,341	6,071
Social security contributions payable by Codere Online	987	841
Other social contributions	1,362	2,524
Total	8,691	9,436

Depreciation and amortization

The breakdown of depreciation and amortization for the six months ended June 30, 2025 and 2024 is as follows:

	06/30/2025	06/30/2024
Depreciation of property, plant and equipment	62	65
Amortization of intangible assets	-	6
Amortization of right-of-use assets (Note 4)	253	27
Total	315	98

The depreciation and amortization increase is mainly due to the amortization of right-of-use assets, caused by the impact of IFRS 16 (Note 4).

Other operating expenses

The breakdown of other operating expenses for the six months ended June 30, 2025 and 2024 is as follows:

	06/30/2025	06/30/2024
Gambling taxes	11,154	10,174
Leases	11	237
Utilities, repairs and maintenance	536	550
Professional services and other expenses	31,472	32,145
Casino license royalties	4,052	3,965
Marketing expenses	46,092	43,874
Total	93,317	90,945

Codere Online recognizes lease payments as an operating expense on a straight-line basis over the term of the lease for the short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value.

Professional services and other expenses mainly include: (i) Platform services; (ii) external providers for some of our sports odds; (iii) payment processing which allow our customers to deposit and withdraw using platforms and (iv) streaming services contracted to external parties offered to our customers as a complement to our sports betting offer.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

Finance income / (cost), net

The breakdown of finance income/ (cost), net for the six months ended June 30, 2025 and 2024 is as follows:

	06/30/2025	06/30/2024
Interest income/(expense), net	144	296
Exchange rate impact	(3,263)	(2,300)
Argentina hyperinflation impact	189	5,916
Decrease/(increase) in fair value of public warrants (Note 8)	(1,884)	(5,754)
Lease finance interest under IFRS 16 (Note 4)	(96)	-
Short term investment gain	27	895
Others	-	(10)
Total	(4,883)	(958)

Finance income / (cost), net for the periods ended June 30, 2025 and 2024 include both realized and unrealized foreign exchange gains/(losses) due to the fluctuation of the exchange rates between the euro and the other currencies, mainly the Mexican peso, the Colombian peso, Argentine peso and the Panamanian balboa, that Codere Online uses in its operations as well as interest expense related to Codere Online’s outstanding borrowings from related parties.

Earnings per share

Basic earnings per share amounts are calculated by dividing (a) the net income/(loss) for the period attributable to equity holders of the Company by (b) the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares, if any. The effect of restricted shares, warrants, stock options, and deferred payment for the periods ended June, 30 2025 and 2024, qualified as antidilutive events. In accordance with IAS 33, antidilutive potential ordinary shares, those that would increase earnings per share or decrease the loss per share if included, are disregarded in the calculation of diluted earnings per share. This is due to Codere Online reporting a net loss for the periods ended June, 30 2025 and 2024, which results in all such instruments being considered antidilutive.

As of June 30, 2025, the Company had 45,555,173 issued and outstanding shares.

Both basic and diluted earnings per share attributable to equity holders of Codere Online are calculated based on the following data, in each case for the six months ended June 30, 2025 and 2024.

	06/30/2025	06/30/2024
Net income/(loss) attributable to the equity holders of the Parent (thousand euros)	(3,147)	(252)
Weight average number of shares outstanding:
Basic	45,555,173	45,474,184
Diluted	45,983,534	46,087,000
Basic earnings per share (euros)	(0.069)	(0.006)
Diluted earnings per share (euros)	(0.068)	(0.005)

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

12.	RELATED PARTIES

The parties related to Codere Online include, in addition Codere Group’s subsidiaries, associates and jointly controlled entities, the Codere Online’s key management personnel, as well as all individuals who are related to them by a family relationship, and the entities over which key management personnel may exercise significant influence or control. Balances and transactions between Codere Online and other related parties outside of Codere Online’s consolidation perimeter are disclosed below.

06/30/2025

Related parties	Relation to Codere Online	Finance costs and exchange differences	Operating expenses	Total Costs
Codere Apuestas España S.A.	Subsidiary of Codere Group	-	899	899
Codere Newco S.A.U.	Parent of Codere Online	-	7,683	7,683
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	-	1,159	1,159
Other retail companies	Subsidiary of Codere Group	-	1,421	1,421
Latam retail companies	Subsidiary of Codere Group	-	3,249	3,249
Total		-	14,411	14,411

Balance at 06/30/2025

Related parties	Relation to Codere Online	Current financial assets (Note 5)	Trade receivables (Note 6)	Current Borrowings (Note 8)	Trade payables and other current liabilities (Note 9)
Codere Newco S.A.U.	Parent of Codere Online	5	-	11	1,006
Codere Apuestas España S.L.	Subsidiary of Codere Group	-	75	-	339
Other retail companies	Subsidiary of Codere Group	-	-	112	715
Latam retail companies	Subsidiary of Codere Group	-	1,685	1,486	1,871
Total		5	1,760	1,609	3,931

13.	COMMITMENTS AND CONTINGENCIES

Codere Online occasionally faces contingencies related to litigation, claims, assessments, regulatory compliance, or tax inspections, such as the one currently underway in Mexico. Such proceedings can be costly, time consuming and unpredictable, and therefore, no assurance can be given that the final outcome of such proceedings will not materially impact Codere Online’s financial condition or results of operations. Estimated losses are accrued for these proceedings when the loss is probable and can be estimated. While Codere Online maintains insurance coverage that it believes is adequate to mitigate the risks of such proceedings, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.

The current liability for the estimated losses associated with these proceedings is not material to the consolidated financial condition and those estimated losses are not expected to have a material impact on Codere Online’s results of operations.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

14.	OTHER INFORMATION

Long Term Incentive Plan

On February 2, 2022, the Board approved the terms and conditions on a long-term incentive plan (the “LTIP”), which was approved by the Company Shareholders at a meeting held on March 3, 2022. The main objective of the LTIP is to enhance the alignment between senior management and director interests with those of Codere Online and the Company Shareholders and to strengthen the retention and motivation of senior management and directors in the long term.

The LTIP is primarily for the benefit of certain existing and future senior managers of the Company, certain Directors and certain employees. The beneficiaries will be proposed by the Chief Executive Officer of the Company and will be subject to approval by the Board. Upon approval by the Board, such beneficiaries will receive an invitation letter to participate in the LTIP and will be required to accept the terms in order to become a beneficiary of the LTIP.

Compensation under the LTIP is based on the beneficiary’s expected role, responsibilities and contribution to the Company, among other things. The LTIP includes compensation in the form of share options, restricted shares, and/or deferred payments, payable depending upon the increase in Company’s equity value.

According to the LTIP Agreement, the termination date of the restricted shares and deferred payments will be March 31, 2027, whereas the share options will terminate on December 31, 2027. The number of share options to be granted will be based on the portion of the Target Compensation tied to this stock option component, a $10.00 exercise price (the “Strike Price”), the Target Share Price and subject to standard anti-dilution protections and adjustment for extraordinary cash dividends.

The restricted shares, share options and deferred payment rights granted to the beneficiaries shall have a 20% vesting per calendar year, considering the applicable start of vesting period.

The total number of share options, restricted shares and deferred payments right to each part of the LTIP is as follow:

06/30/2025

	Number of share options	Number of restricted shares	Deferred payments rights (USD)
Total rights as of December 31, 2024	933,233	558,867	8,903,209
Awarded during the period	-	-	-
Issued during the period	-	(149,639)	-
Cash settled during the period	-	(46,511)	-
Exercised during the period	-	-	-
Forfeited during the period	(8,953)	(4,587)	(93,989)
Total rights as of June 30, 2025	924,280	358,130	8,809,220
Vested	655,910	89,573	6,214,402
Unvested	268,370	268,557	2,594,818

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

12/31/2024

	Number of share options	Number of restricted shares	Deferred payments rights (USD)
Total rights as of December 31, 2023	1,031,893	787,874	8,813,162
Awarded during the period	15,567	7,974	163,458
Issued during the period	-	(193,275)	-
Cash settled during the period	-	(1,529)	-
Exercised during the period	-	-	-
Forfeited during the period	(114,227)	(42,177)	(73,411)
Total rights as of December 31, 2024	933,233	558,867	8,903,209
Vested	566,326	196,150	5,330,973
Unvested	366,907	362,717	3,572,236

The fair value of the equity instruments granted has been determined using a Monte Carlo simulation valuation model as of each of the Grant dates, considering the conditions determined in the LTIP Agreement, and the following assumptions:

Forecast share price volatility (annualized)	50.13%
Plan duration (years)	5.00
Expected dividend yield	0.00%
Risk-free interest rate	U.S. Sovereign Bond yield

Given the recent listing of the Company’s shares, expected share price volatility has been determined based on the average historical standard volatility of a group of selected peers, considering a 5-year period, matching the LTIP tenor.

More specifically, the restricted share’s fair value has been calculated as the number of estimated vested instruments times the expected share value at the assumed restricted shares exercise date. The number of estimated vested instruments used has been the one established in each beneficiary’s invitation letter, and the expected share value has been determined according to the aforementioned Monte Carlo simulation and the valuation inputs previously detailed.

The fair value of stock options is also determined using a Monte Carlo simulation model, taking into account the expected evolution of the Company’s share price. In this sense, according to the valuation model’s share price expected evolution, the Company’s stock options only have time value as of each of the grant dates, due to the value of the underlying ordinary shares as of the grant dates and the strike price of $10.0 per share.

Finally, deferred payment rights are subject to non-market performance conditions linked to the Company’s EBITDA and net financial debt. The number of shares expected to be delivered is estimated based on the Company’s business plan and is reassessed over the vesting period. Accordingly, the Company’s business plan is used to determine the preliminary number of shares expected to be delivered to beneficiaries under the sub-plans.

The incentives granted to the beneficiaries under the LTIP are subject to a 5-year general vesting period, with 20% vesting per year, subject to certain exceptions and acceleration events, in order to promote the long-term retention of the beneficiaries.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

Except in cases of termination for cause, beneficiaries generally retain vested awards upon cessation of employment or service. Awards are subject to clawback in certain circumstances, including breaches of post-termination restrictive covenants or as required by applicable law.The LTIP is subject to the Spanish employment law as a significant part of the compensation under the LTIP will be awarded to beneficiaries located in Spain. The components of the LTIP may be subject to special terms and conditions depending on the location of the beneficiary.

The foregoing description of the LTIP does not purport to be complete and is qualified in its entirety by reference to the full text of the LTIP Master Agreement, which has been filed as an exhibit to the annual report of Codere Online as of December 31, 2022.

Codere Online recognizes the expense associated with the LTIP using the graded vesting method, in accordance with IFRS 2:B43–B44, whereby each vesting tranche is treated as a separate award and expensed over its respective vesting period.

For the six month period ended June 30, 2025, the impact of the LTIP recorded in the Unaudited Interim Condensed Consolidated Statements of operations and income statement as personnel expenses amounted to € 0.4 million euros.

15.	EVENTS AFTER THE REPORTING DATE

Amendment to the Existing Long-Term Incentive Plan and Approval of a New Long-Term Incentive Plan

On November 7, 2024, the Board approved certain amendments to the Company’s existing long-term incentive plan (the “Existing LTIP”) with the aim of further enhancing the alignment between management, directors and shareholders by providing additional incentives. The amended existing LTIP (the “Amended Existing LTIP”) was subsequently approved by the Company’s shareholders at the Annual General Meeting held on June 30, 2025.

Under the Amended Existing LTIP, participants may receive additional restricted share awards and/or additional deferred payment rights (“DPR”) based on their role, level, business unit and the strategic objectives of the program. No additional stock options are offered under the Amended Existing LTIP. The additional restricted share awards are subject to a three-year vesting period covering the period from January 1, 2024 through December 31, 2026, being the expiration date of the Existing LTIP’s original five-year term.

The total potential payout under the deferred payment right component was increased by an additional USD 8.5 million, subject to an overall cap of USD 17.5 million. In addition, the deferred payment calculation formula was amended, the minimum equity value threshold for eligibility was reduced and the payout mechanism was revised to incorporate a tiered structure. The vesting period for the DPR was also extended to December 31, 2027 (from December 31, 2026).

The Amended Existing LTIP further includes provisions governing the treatment of awards in the event of a delisting of the Company’s shares (other than as a result of a regulatory breach).

Additional restrictions include clawback provisions applicable for a two-year period from the vesting date of an award, triggered upon termination for misconduct, fraud, gross negligence or breaches of post-termination restrictive covenants.

The grant of additional restricted shares under the Amended Existing LTIP is subject to Codere Online having an effective Form S-8 registration statement on file with the U.S. Securities and Exchange Commission.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

On the same date, November 7, 2024, the Board also approved a new long-term incentive plan (the “New LTIP”) as an additional retention mechanism for senior management and directors. The New LTIP was approved by shareholders at the Annual General Meeting held on June 30, 2025.

The New LTIP is a stock option plan covering the 2024–2028 period pursuant to which Codere Online may grant up to 2.6 million stock options to eligible participants. The legal grant date is defined as the date of shareholder approval in respect of awards relating to years 2024 and 2025, and January 1 of each year for awards relating to years 2026 through 2028.

Stock options are granted at market value on the grant date and vest over a four-year period in annual cliff installments. Notwithstanding this general vesting rule, awards relating to 2024 and 2025 are deemed to have commenced vesting on January 1, 2024 and January 1, 2025, respectively. Although the New LTIP is a five-year plan, its overall term extends through December 31, 2031 to allow full vesting of awards granted in the fifth year. Each stock option has a contractual life of ten years measured from January 1 of the year of grant.

Exercise of stock options is subject to Codere Online having an effective Form S-8 registration statement on file with the U.S. Securities and Exchange Commission.

The New LTIP also includes clawback provisions permitting recovery of awards for a two-year period following vesting. In certain cases, including for senior executive roles, clawback may also be triggered by voluntary resignation.

Both the approval of the Amended Existing LTIP and the approval of the New LTIP occurred after the reporting date and, accordingly, neither plan was effective as of June 30, 2025.

CFO Transition and Board Changes

On September 2, 2025, Codere Online announced that Oscar Iglesias, the Company’s former Chief Financial Officer, notified the Company of his decision to step down from his role for personal reasons, effective upon the earlier of the completion of an orderly transition to his successor or December 31, 2025.

In connection with the transition and as approved by shareholders in an extraordinary shareholders meeting held on December 1, 2025, the Board appointed Mr. Iglesias as member.

On November 17, 2025 Codere Online announced that Marcus Arildsson had been appointed as the new Chief Financial Officer, effective as of that date, succeeding Oscar Iglesias, who, as part of the previously announced transition, has been assisting with an orderly handover.

Appointment of A.G. Burnett as Chairman of the Compliance Committee

In the Board meeting held on June 30, 2025, A.G. Burnett was appointed as Chairman of the Compliance Committee, effective July 1, 2025. Rafael Catalá and Yaiza Rodríguez continue to serve as members.

Appointment of Gaëtan Dumont to the Board

In an extraordinary shareholders meeting held on December 9, 2025, Gaëtan Dumont was appointed to the Board with immediate effect.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2025 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025

(Thousands of Euros)

Repurchases under the Share Buyback Plan

The Company had repurchased $1.7 million of the Company’s shares under its authorized share buyback plan through November 14, 2025.

The plan had an authorized total investment of $5.0 million, which the Board increased to $7.5 million in November 2025. The plan (as approved by shareholders) authorizes the Company to repurchase up to 1 million of its ordinary shares. In the December 1, 2025 Extraordinary General Meeting, the Company obtained shareholder approval to extend its expiration from March 3, 2026 to December 31, 2026.

There were no additional events subsequent to the closing date which could have a significant effect on Codere Online’s Unaudited Interim Consolidated Financial Statements.

Financial Statements of Codere Online Luxembourg, S.A. and subsidiaries as of and for the six months ended June 30, 2025.

Madrid, December 18, 2025

Marcus Arildsson	Amalia Lopez Castaño
Chief Financial Officer	Chief Accounting Officer